SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
OMI CORPORATION
(Name of subject company (Issuer))
TEEKAY SHIPPING CORPORATION
TEEKAY ACQUISITION HOLDINGS LLC
OMAHA, INC.
AKTIESELSKABET DAMPSKIBSSELSKABET TORM
(Names of Filing Persons (Offerors))

Common Stock, par value $0.50 per share	Y6476W104
(Title of classes of securities)	(CUSIP number of common stock)

Francelyn Bethel	Mikael Skov
Teekay Shipping Corporation	Aktieselskabet Dampskibsselskabet TORM
Bayside House, Bayside Executive Park	Turborg Havnevej 18
West Bay Street & Blake Road, P.O. Box AP 59212	DK — 2900 Hellerup
Nassau, Bahamas	Denmark
Telephone: (242) 502-8880	Telephone: +45 39 17 92 00
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)
Copies to:

David S. Matheson, Esq.	John M. Reiss, Esq.
Perkins Coie LLP	Oliver C. Brahmst, Esq.
1120 N.W. Couch Street	White & Case LLP
Tenth Floor	1155 Avenue of the Americas
Portland, Oregon 97209-4128	New York, New York 10036
Telephone: (503) 727-2000	Telephone: (212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form of Registration No.:	N/A	Date Filed:	N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Acquisition of OMI Corporation Investor Presentation T E E K A Y S H I P P I N G C O R P O R A T I O N April 2007

Forward Looking Statements This presentation contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements regarding: the closing of Teekay and TORM's acquisition of OMI; the outcome of the tender offer; the expected earnings accretion, synergies, and cash flow from vessel operations to be generated by the assets acquired from OMI; the market fundamentals for Suezmax and product tankers; the individual assets to be acquired by Teekay and TORM; the proposed offering Teekay Tankers, the effects thereof and the timing of filing a registration statement relating to the offering; the subsequent acquisition of additional conventional tankers from third parties and from Teekay; and the anticipated growth of Teekay's conventional tanker business. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential failure to close the transaction; potential inability of Teekay to integrate OMI's operations successfully, including the retention of key employees, customer and market reaction to the transaction; conditions in the United States capital markets; the need for the SEC to declare effective a registration statement relating to the offering; changes in production of or demand for oil and petroleum products, either generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; potential breach of the newbuilding contracts by any of the parties, potential delays or non-delivery of the newbuildings; changes in applicable industry regulations; changes in the typical seasonal variations in tanker charter rates; and other factors discussed in Teekay's Report on Form 20-F for the fiscal year ended December 31, 2005 which is on file with the SEC. Important Information This presentation is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of OMI's common stock will only be made pursuant to an offer to purchase and related materials that Teekay intend to file with the Securities and Exchange Commission. Once filed, OMI shareholders should read these materials carefully prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer. Once filed, OMI shareholders will be able to obtain the offer to purchase and related materials with respect to the offer free of charge at the SEC's website at www.SEC.gov, from the information agent named in the tender offer materials or from Teekay.

The Transaction Teekay and Torm will jointly acquire OMI Corporation for $29.25 per share in cash Teekay's effective price reduced by $0.33 per share from pre-existing shareholdings Total enterprise value of $2.2bn, Teekay's share is $1.1bn Teekay's 50% share includes: 7 owned Suezmaxes 6 in-chartered Suezmaxes 7 commercially managed Suezmaxes 4 MR product tankers 4 Handysize product tankers (including 1 newbuilding delivering in 2009) Expected to close during 2Q '07

Investment Highlights Addition of OMI franchise positions Teekay as the clear market leader in medium sized crude tankers Allows us to provide broader, more flexible services to customers Reduces average age of Teekay's modern double-hull fleet Acquisition expected to create significant synergies with our existing crude tanker business Immediately accretive to earnings and expect 10% accretion in 2008 81% of fleet is currently fixed (avg. contract length of 2 years) 70% of 2008 cash flow from vessel operations (CFVO)* is fixed Upside potential from profit sharing, spot presence, and purchase options Supports our plan to carve out conventional tankers into separate publicly-listed entity ("Teekay Tankers") *See appendix for reconciliation of non-GAAP financial measures

OMI Vessels to be Acquired by Teekay No. Vessel Name Ownership Charter-in Expiry Charter-out Expiry* Yard DWT Hull Year Built Current Age 2007 SUEZMAX 1 ANGELICA 100% Jun-09 Hyundai 159,106 DH 2004 3.0 2 JANET 100% Jun-09 Hyundai 149,985 DH 2004 3.0 3 ADAIR 100% Sep-09 Hyundai 159,199 DH 2003 4.0 4 ARLENE 100% Aug-09 Hyundai 165,209 DH 2003 4.0 5 INGEBORG 100% Aug-09 Hyundai 165,209 DH 2003 4.0 6 DAKOTA 100% Sep-09 Hyundai 159,435 DH 2002 5.0 7 DELAWARE 100% May-12 Hyundai 159,453 DH 2002 5.0 8 CAPE BONNY TC Sep-12 May-10 Hyundai 159,062 DH 2005 2.0 9 CAPE BASTIA TC Jun-12 May-09 Hyundai 159,062 DH 2005 2.0 10 HS ALCINA TC Aug-09 Spot Daewoo 160,183 DH 2001 6.0 11 CAPE BANTRY TC May-11 Spot Hyundai 159,999 DH 2000 7.0 12 MAX JACOB TC Dec-09 May-12 Daewoo 157,327 DH 2000 7.0 13 OLIVER JACOB TC Jun-10 Spot Daewoo 157,327 DH 1999 8.0 4.6 MR TANKERS 14 BRAZOS 100% Dec-08 Hyundai 46,889 DH 2005 2.0 15 LAUREN 100% Dec-07 Hyundai 46,955 DH 2005 2.0 16 JEANETTE 100% Feb-08 Hyundai 46,921 DH 2004 3.0 17 GUADALUPE 100% Apr-08 Onomichi 47,037 DH 2000 7.0 3.5 HANDYSIZE TANKERS 18 RHINE 100% Sep-08 Hyundai 36,993 DH 2006 1.0 19 ORONTES 100% May-10 Hyundai 37,383 DH 2002 5.0 20 SEINE 100% Aug-08 Daedong 35,407 DH 1999 8.0 21 NEWBUILD 2, Ice Class 1A 100% Hyundai 37,000 DH 2009 0.0 3.5 *Includes derivative and synthetic time charters Average Vessel Age - 4.4 Years

Immediately expands Suezmax footprint to 33 vessels in addition to Teekay's existing orderbook of 10 Suezmax newbuildings Complements Teekay's Aframax franchise with synergies between the two segments Enhances flexibility to undertake volume contracts in addition to time-charters for customers Raises fleet utilization through scale and scheduling efficiencies Chartering pools/alliances enhance asset management platform Strategic Rationale - Suezmaxes

Clear Market Leader in Medium Sized Crude Tankers # of Aframax and Suezmax Tankers *Proforma Teekay and OMI 0 10 20 30 40 50 60 70 80 90 100 Teekay/OMI * Novo. + Sovcomflot MISC Aframax Intl Tanker Pacific Dynacom Frontline Tsakos Source : Company Websites / CRS No. of Ships Existing Newbuildings on Order

Suezmax Tanker Rates Averages 2005: US$ 53,967 / day 2006: US$ 53,464 / day 2007 ytd: US$ 54,434 / day 0 25,000 50,000 75,000 100,000 Q1 Q2 Q3 Q4 Source : CRS (Suezmax average) US $ / Day 2005 2006 2007 ytd

Demand Rising production from key Suezmax load points: FSU, West Africa, North Africa and Brazil Gradual transition to Suezmaxes on some trade routes Growing Atlantic to Asia crude oil trades Suezmaxes benefit from rising distances from longer haul nature of trades Suezmax demand growth averaged 4% p.a. over last 5 years - projected to remain firm Supply Large orderbook, but spread out over 2007-10 Partially offset by 2010 single hull phase out and rising conversion demand Suezmax Market Fundamentals

Enhances our existing medium sized product tanker presence, establishing a core owned fleet. Core fleet provides opportunity to leverage Teekay's competence in freight trading and intensive scheduling across customer network Global refinery and port constraints create significant advantage for medium sized product tankers Complements our presence in both LR2 product tankers and Intermediate product tankers (through SWIFT Tankers pool with Maersk), providing broad range of customer service Strategic Rationale - Product Tankers

MR Tanker Rates Averages 2005: US$ 27,247 / day 2006: US$ 25,466 / day 2007ytd: US$ 35,127 / day 10,000 20,000 30,000 40,000 50,000 Q1 Q2 Q3 Q4 Source : CRS (MR average) US $ / Day 2005 2006 2007 ytd

Demand Product tanker demand growing faster than crude Increasing long haul trade volumes Majority of refinery capacity growth in Middle East / Asia Increasing US and European product imports from long haul sources US product imports up from 2.1 mb/d in 2000 to 3.4 mb/d in 2006 - almost entirely on medium size tankers Strong refining margins expected to continue out to 2010 Demand growth of 6% p.a. over last 5 years and expected to accelerate Supply Large orderbook but offset in part by 30% single hull fleet Product Tanker Market Fundamentals

Planned Launch of "Teekay Tankers" Plan to create a new publicly-traded entity that will initially own a portion of Teekay's conventional tanker fleet OMI assets represent additional growth opportunity "Pure-play" tanker company expected to provide currency to grow conventional tanker franchise Enhances Teekay's asset management strategy in the Marine Midstream space Illuminates value of conventional tanker business Expected to be completed in second half of 2007

Acquisition is 10% Accretive to 2008 Earnings Teekay1 (Pre-Acquisition) Teekay2 (Post-Acquisition) $ Change % Change Net Income (millions) $337 $371 $34 10.0% CFVO3 (millions) $800 $945 $145 18.1% EPS $4.50 $4.95 $0.45 10.0% Net Debt4 to CFVO3 3.4x 4.0x Liquidity (billions) $2.1 $1.7 1 Estimate based on EPS "rule of thumb" assuming average Aframax TCE rate of $35,000/day 2 Proforma 2008 results based on average spot Suezmax TCE rate of $45,000/day 3 See appendix for reconciliation of non-GAAP financial measures 4 Based on December 31, 2006 Net Debt

Appendix T E E K A Y S H I P P I N G C O R P O R A T I O N

Reconciliation of Non-GAAP Financial Measures (millions) Teekay (Pre-Acquisition) Teekay (Post-Acquisition) Net Income $337 $371 Depreciation & Amortization $325 $371 Interest Expense $138 $203 CFVO* $800 $945 * Cash flow from vessel operations represents net income before depreciation and amortization expense and interest expense. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies.